March 30, 2020


Via E-Mail

David Goldman
General Counsel
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580-1435

       Re:     CIRCOR International, Inc.
               PREC14A filed March 25, 2020
               Filed by Gabelli Funds, LLC, et al.
               File No. 1-14962

Dear Mr. Goldman:

        The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has conducted a limited review of the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement, unless otherwise indicated.

Preliminary Proxy Statement filed March 25, 2020

   1. Consider providing the disclosure about the effect of abstentions and broker non-votes in the section of the proxy statement discussing each proposal to be voted upon at the
      Annual Meeting.

   2. Please revise the proxy statement to include the disclosure required by
Item 23 of
      Schedule 14A.
 David Goldman, Esq.
GAMCO Investors, Inc.
March 30, 2020
Page 2


   3. On page 8 of the proxy statement, you describe the "overwhelming result of the [Crane}
      tender offer" and note that approximately 66.77% of all CIRCOR shares issued and outstanding at the time of the offer were tendered, which figure includes shares owned by
      Crane. We note that you sold a significant percentage of CIRCOR before its offer commenced. To balance the disclosure about the support for the Crane offer and your characterization of it as "overwhelming," revise to include the percentage of shares owned by Crane at the time of its offer.

   4. Provide more specifics about what actions your nominees will take, if elected, to
      "evaluate and execute on initiatives to enhance value." As an example only and given your prior support for the Crane acquisition, state whether your nominees will agitate for the Board to consider a sale of CIRCOR. Describe any other actions they will encourage the Company to take with respect to its business plan and operations.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.



                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions